EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Mid-America Apartment Communities, Inc. and to the incorporation by reference therein of our reports dated February 27, 2006, with respect to the consolidated financial statements as of and for the year ended December 31, 2005 and schedule as of and for the year ended December 31, 2005 of Mid-America Apartment Communities, Inc., Mid-America Apartment Communities, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Mid-America Apartment Communities, Inc. as of December 31, 2005, included in its Annual Report (Form 10-K) for the year ended December 31, 2005, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

May 2, 2006

Memphis, Tennessee